Exhibit 12

BOYKIN LODGING COMPANY
COMPUTATION OF RATIOS
OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(amounts in thousands, except for ratio amounts)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Computation of earnings:
Income (loss) before gain (loss) on sale/disposal of assets, discontinued operations and cumulative effect of change in accounting principle	$(3,733)	$(498)	$(25,947)	$9,407	$15,573
Plus: Equity in (income) loss of unconsolidated joint ventures	870	2,040	(589)	(68)	(23)
Plus: Minority interest	(3,107)	(533)	(2,702)	1,003	1,406

Pretax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees:	(5,970)	1,009	(29,238)	10,342	16,956
Plus: Fixed charges	19,067	22,102	22,332	25,134	20,643
Plus: Amortization of capitalized interest	706	—	—	—	—
Plus: Distributed income of equity investees	572	148	1,380	405	—
Less: Capitalized interest	(448)	(74)	—	—	—
Less: Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	1,102	(133)	193	(534)	(399)

Earnings and fixed charges:	$15,029	$23,052	$(5,333)	$35,347	$37,200

Computation of fixed charges:
Consolidated interest expense and capitalized interest	$16,537	$19,370	$20,805	$23,546	$19,534
Consolidated amortization of deferred financing costs	1,927	2,125	1,149	1,166	738
Plus: estimated interest element of rentals on consolidated entities	603	607	378	422	371

Fixed charges:	$19,067	$22,102	$22,332	$25,134	$20,643

Plus: preferred dividend	4,751	1,109	—	—	—

Fixed charges and preferred stock dividends:	$23,818	$23,211	$22,332	$25,134	$20,643

Ratio of earnings to fixed charges	0.8	1.0	(0.2)	1.4	1.8
Ratio of earnings to fixed charges and preferred stock dividends	0.6	1.0	(0.2)	1.4	1.8
Deficiency of earnings to fixed charges	$4,038	$—	$27,665	$—	$—
Deficiency of earnings to fixed charges and preferred stock dividends	$8,789	$—	$27,665	$—	$—